SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                             Software Spectrum, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    833960107
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


Neil J. Eckstein                                        John D'Alimonte, Esq.
Vice President                                          Willkie Farr & Gallagher
Level 3 Communications, Inc.                            787 Seventh Avenue
1025 Eldorado Boulevard                                 New York, NY  10019
Broomfield, CO  80021                                   (212) 728-8000
(720) 888-1000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 1, 2002
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP No.   833960107                                          Page 2 of 9 Pages
---------------------                                          -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Eldorado Acquisition Three, Inc.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (see instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    962,656
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            962,656 (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            30.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP No.   833960107                                          Page 3 of 9 Pages
---------------------                                          -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Eldorado Marketing, Inc.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (see instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    962,656
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            962,656 (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            30.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP No.   833960107                                          Page 4 of 9 Pages
---------------------                                          -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Level 3 Communications, Inc.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (see instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    962,656
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            962,656 (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            30.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Software Spectrum, Inc., a Texas corporation (the "Company"). The address of the principal executive offices of the Company is 2140 Merritt Drive, Garland, TX 75041.

Item 2. Identity and Background.

     (a) This report is filed by Level 3 Communications, Inc, a Delaware corporation ("Parent"), Eldorado Marketing, Inc., a Delaware corporation ("Eldorado Marketing"), and Eldorado Acquisition Three, Inc., a Delaware corporation ("Merger Sub" and, together with Parent and Eldorado Marketing, the "Reporting Persons"). Merger Sub is a direct, wholly-owned subsidiary of Eldorado Marketing, and Eldorado Marketing is a direct, wholly-owned subsidiary of Parent. The name and principal occupation of each director and executive officer of Parent, Eldorado Marketing and Merger Sub are set forth on Schedule I hereto.

     (b) The address of the principal business and principal office of each of the Reporting Persons, and the business address of each director and executive officer listed on Schedule I hereto is 1025 Eldorado Blvd., Broomfield, CO 80021.

     (c) The principal business of Parent is engaging in the communications, information services and coal mining businesses through ownership of operating subsidiaries and substantial equity positions in public companies. The principal business of Eldorado Marketing is engaging, through a wholly owned subsidiary, in the software reselling business. Merger Sub was formed solely to effect the Merger (as defined below) and has not engaged in any operations.

     (d) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their directors or executive officers listed on Schedule I hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any directors or executive officers listed on Schedule I hereto have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

     (f) Each of the directors and executive officers listed in Schedule I hereto is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     The Reporting Persons may be deemed to have acquired beneficial ownership of 962,656 shares of Common Stock (such shares, the "Subject Shares") as a result of the execution and delivery of a Voting Agreement dated as of May 1, 2002 (the "Voting Agreement") by and among Parent, Merger Sub, the Company, Judy
C. Odom, the chief executive officer and a director of the Company ("JO") and Private Capital Management, L.P., a Delaware limited partnership ("PCM," and together with JO, the "Shareholders"), a copy of which is attached as Exhibit 1 to this Schedule 13D and which is incorporated herein by reference. As described in


                                     5 of 9

Item 6 below, subject to the terms and conditions contained in the Merger Agreement (as defined below), Merger Sub and the Company will effect the Merger (as defined below) and, in connection therewith, each share of Common Stock will be converted into the right to receive $37.00 in cash. The aggregate consideration payable by Merger Sub in connection with the Merger is approximately $122,000,000, net of option proceeds and the Company's current cash position. All of such consideration will be provided from working capital of Parent and its subsidiaries.

Item 4. Purpose of Transaction.

     As described in Item 6 below or as set forth in the Merger Agreement (a copy of which is filed as Exhibit 2 hereto), the Reporting Persons have entered into the Voting Agreement for the purpose of effecting the Merger. Except as described in Item 6 below or as set forth in the Merger Agreement, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed in Schedule I hereto, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) As of May 1, 2002, as a result of the execution and delivery of the Voting Agreement, the Reporting Persons may be deemed to beneficially own the Subject Shares, which represent approximately 30.4% of the outstanding shares of Common Stock, based on 3,170,912 shares of Common Stock outstanding as of such date, as represented by the Company to the Reporting Persons.

     (b) Each of the Reporting Persons has shared voting power with respect to the Subject Shares. The Reporting Persons do not have power to direct the disposition of the Subject Shares. If the Merger is consummated, Parent and Eldorado Marketing will acquire sole voting and dispositive power with respect to all outstanding shares of the surviving corporation.

     (c) Except as set forth above, no transactions in the Common Stock were effected during the last sixty days by the Reporting Persons or, to the knowledge of the Reporting Persons, by any of the persons set forth on Schedule I hereto.

     (d) Not applicable.

     (e) Not applicable.


                                     6 of 9

Item 6. Contracts, Arrangements, Understandings or
        Relationships With Respect to Securities of the Issuer.

     On May 1, 2002, Parent, Merger Sub and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, subject to the terms and conditions therein, Merger Sub will merge with and into the Company (the "Merger") and the Company will be the surviving corporation and thereby will become a direct wholly owned subsidiary of Eldorado Marketing. In connection with the Merger, holders of Common Stock will receive $37.00 per share in cash for each share held. The Second Restated Articles of Incorporation of the Company as in effect immediately before the effective time of the Merger will be the Articles of Incorporation of the surviving corporation until thereafter amended. The by-laws of Merger Sub as in effect immediately prior to the effective time will become the by-laws of the surviving corporation until thereafter amended. The board of directors of Merger Sub immediately prior to the effective time of the Merger will be the directors of the surviving corporation. Upon consummation of the Merger, all of the equity securities of the Company will be owned directly by Eldorado Marketing and indirectly by Parent, and the Company will no longer be a reporting company under Section 12 of the Exchange Act, nor will any of its equity securities trade in any public market. Following the Merger, Parent plans to merge Corpsoft, Inc., a wholly owned subsidiary of Parent, with the surviving corporation. The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2 hereto and incorporated herein by reference.

     In connection with the Merger Agreement, Parent, Merger Sub, and the Shareholders entered into the Voting Agreement. Under the terms of the Voting Agreement, the Shareholders have agreed to vote their shares of Common Stock (a) in favor of approval of the Merger and the Merger Agreement (as amended from time to time), (b) against (i) any Takeover Proposal (as defined in the Merger Agreement), (ii) any proposal for action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which is reasonably likely to result in any of the conditions to the Parent's and Merger Sub's obligations under the Merger Agreement not being fulfilled, (iii) any change in the directors of the Company, (iv) any change in the present capitalization of the Company, (v) any amendment to the Company's Second Restated Articles of Incorporation or the Second Amended and Restated By-Laws, (vi) any other material change in the Company's corporate structure or business, or (vii) any other action which could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by the Merger Agreement or the likelihood of such transactions being consummated and (c) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement which is considered at any such meeting of shareholders or in such consent, and in connection therewith to execute any documents which are necessary or appropriate in order to effectuate the foregoing. Each of the Shareholders also granted a proxy in favor of Parent and Merger Sub for the purpose of voting such Shareholder's shares of Common Stock in connection with the matters described in the preceding sentence. Based on the 3,170,912 shares of Common Stock outstanding on May 1, 2002, as represented by the Company in the Merger Agreement, the Subject Shares in the aggregate represent approximately 30.4% of the outstanding shares of Common Stock. As a result of the Voting Agreement, the Reporting Persons may be deemed to beneficially own the Subject Shares.


                                     7 of 9

     Except as referred to herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

     1. Voting Agreement, dated May 1, 2002, by and among Parent, Merger Sub and the Shareholders.

     2. Agreement and Plan of Merger Agreement, dated as of May 1, 2002, by and among the Company, Parent and Merger Sub.

     3. Joint Filing Agreement, dated as of May 8, 2002, by and between the Reporting Persons.


                                     8 of 9

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: May 9, 2002                      LEVEL 3 COMMUNICATIONS, INC.

                                        By: /s/ Neil J. Eckstein
                                            ------------------------------
                                            Name:   Neil J. Eckstein
                                            Title:  Vice President


                                        ELDORADO MARKETING, INC.

                                        By: /s/ Neil J. Eckstein
                                            ------------------------------
                                            Name:   Neil J. Eckstein
                                            Title:  Vice President


                                        ELDORADO ACQUISITION THREE, INC.

                                        By: /s/ Neil J. Eckstein
                                            ------------------------------
                                            Name:   Neil J. Eckstein
                                            Title:  Vice President

                                   SCHEDULE I

                   EXECUTIVE OFFICERS AND DIRECTORS OF PARENT
                   ------------------------------------------

------------------------- ------------------------------------------------------
            Name                       Present Principal Occupation
------------------------- ------------------------------------------------------
Walter Scott, Jr.         Chairman of the Board of Directors of Parent
------------------------- ------------------------------------------------------
James Q. Crowe            Chief Executive Officer of Parent (and Director)
------------------------- ------------------------------------------------------
Kevin J. O'Hara           President, Chief Operating Officer of Parent
                          (and Director)
------------------------- ------------------------------------------------------
R. Douglas Bradbury       Executive Vice President of Parent (and Director)
------------------------- ------------------------------------------------------
Charles C. Miller, III    Executive Vice President of Parent (and Director)
------------------------- ------------------------------------------------------
Sureel A. Choksi          Group Vice President and Chief Financial Officer of
                          Parent
------------------------- ------------------------------------------------------
Thomas C. Stortz          Group Vice President, General Counsel and Secretary of
                          Parent
------------------------- ------------------------------------------------------
John F. Waters, Jr.       Group Vice President and Chief Technology Officer of
                          Parent
------------------------- ------------------------------------------------------
Colin V. K. Williams      Private Investor (Director)
------------------------- ------------------------------------------------------
Mogens C. Bay             Chief Executive Officer of Valmont Industries, Inc.
                          (Director)
------------------------- ------------------------------------------------------
William L. Grewcock       Private Investor (Director)
------------------------- ------------------------------------------------------
Richard R. Jaros          Private Investor (Director)
------------------------- ------------------------------------------------------
Robert E. Julian          Private Investor (Director)
------------------------- ------------------------------------------------------
David C. McCourt          Chief Executive Officer of RCN (Director)
------------------------- ------------------------------------------------------
Kenneth E. Stinson        Chief Executive Officer of Peter Kiewit Sons', Inc.
                          (Director)
------------------------- ------------------------------------------------------
Michael B. Yanney         President and Chief Executive Officer of America First
                          Companies, L.L.C. (Director)
------------------------- ------------------------------------------------------

             EXECUTIVE OFFICERS AND DIRECTORS OF ELDORADO MARKETING
             ------------------------------------------------------

------------------------- ------------------------------------------------------
            Name                       Present Principal Occupation
------------------------- ------------------------------------------------------
R. Douglas Bradbury       President of Eldorado Marketing
------------------------- ------------------------------------------------------
Sureel A. Choksi          Group Vice President and Chief Financial Officer of
                          Eldorado Marketing
------------------------- ------------------------------------------------------
Thomas C. Stortz          Group Vice President and Secretary of Eldorado
                          Marketing
------------------------- ------------------------------------------------------
Robert M. Yates           Vice President, Assistant Secretary of Eldorado
                          Marketing (and Director)
------------------------- ------------------------------------------------------
Neil J. Eckstein          Vice President and Assistant Secretary of Eldorado
                          Marketing (and Director)
------------------------- ------------------------------------------------------


                 EXECUTIVE OFFICERS AND DIRECTORS OF MERGER SUB
                 ----------------------------------------------

------------------------- ------------------------------------------------------
            Name                       Present Principal Occupation
------------------------- ------------------------------------------------------
R. Douglas Bradbury       President of Merger Sub
------------------------- ------------------------------------------------------
Sureel A. Choksi          Group Vice President and Chief Financial Officer of
                          Merger Sub
------------------------- ------------------------------------------------------
Thomas C. Stortz          Group Vice President and Secretary of Merger Sub
------------------------- ------------------------------------------------------
Robert M. Yates           Vice President, Assistant Secretary of Merger Sub
                          (and Director)
------------------------- ------------------------------------------------------
Neil J. Eckstein          Vice President and Assistant Secretary of Merger Sub
                          (and Director)
------------------------- ------------------------------------------------------


                                      S-2